

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0510

April 22, 2011

Mr. Dian Min Ma, Chief Executive Officer
China Ruitai International Holdings Co., Ltd.
Wenyang Town
Feicheng City
Shandong, China 01089

> **RE:    China Ruitai International Holdings Co., Ltd.**
> **Item 4.01 Form 8-K filed April 20, 2011**
> **File No. 0-4494**

Dear Mr. Ma:

We have reviewed this filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.  Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.  It appears that the accountant's report included in the December 31, 2010 Form 10-K included disclosure of uncertainty regarding the ability to continue as a going concern.  As such, please amend the Form 8-K and revise accordingly.

2.  Please also amend the Form 8-K to disclose whether you consulted with the newly engaged accountant regarding the matters described in Item 304(a)(2) of Regulation S-K during your two most recent years and subsequent interim period through the resignation date.  Your current disclosure only covers the most recent fiscal year and subsequent interim period through the resignation date.

3.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant